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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                        Lazare Kaplan International Inc.
                                (Name of issuer)


                     Common Stock, $1.00 Par Value Per Share
                         (Title of class of securities)


                                  521078-10-5
                                 (CUSIP number)


                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                     Attn: Frederick R. Cummings, Jr., Esq.
                                 (212) 984-7700
   (Name, address and telephone number of person authorized to receive notices and communications)

                               February 26, 2002
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)13d-1(f) or 13d-1(g), check the following box [ ].



                                                             Page 1 of 6 Pages




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CUSIP No. 521078-10-5



-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                        Maurice Tempelsman
         S.S. or I.R.S. Identification Nos. of Above Persons                    ###-##-####
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                              (a) [x]
         (See Instructions)                                                            (b) [ ]
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                           [ ]
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                    United States
-----------------------------------------------------------------------------------------------
         Number of Shares            7.      Sole Voting Power                       3,258,825
          Beneficially
          Owned by Each             ----------------------------------------------------------
            Reporting                8.      Shared Voting Power                     1,180,000
           Person With
                                    ----------------------------------------------------------
                                     9.      Sole Dispositive Power                  3,297,158
                                    ----------------------------------------------------------
                                    10.     Shared Dispositive Power                         0
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                              4,477,158
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                 [ ]
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                              51.2%
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                        IN
-----------------------------------------------------------------------------------------------



                                                               Page 2 of 6 Pages




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CUSIP No. 521078-10-5

-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                            Leon Tempelsman
         S.S. or I.R.S. Identification Nos. of Above Persons                       ###-##-####
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                               (a) [x]
         (See Instructions)                                                             (b) [ ]
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                            [ ]
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                     United States
-----------------------------------------------------------------------------------------------
         Number of Shares            7.      Sole Voting Power                        1,737,379
          Beneficially
         Owned by Each              -----------------------------------------------------------
          Reporting                  8.      Shared Voting Power                      1,180,000
          Person With
                                    -----------------------------------------------------------
                                     9.      Sole Dispositive Power                   1,754,420
                                    -----------------------------------------------------------
                                    10.     Shared Dispositive Power                          0
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                               3,060,712
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                  [ ]
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                               34.6%
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                        IN
-----------------------------------------------------------------------------------------------




                                                             Page 3 of 6 Pages



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CUSIP No. 521078-10-5


-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                      Leon Tempelsman & Son
         S.S. or IRS Identification Nos. of Above Persons                      13-3208438
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                               (a) [x]
         (See Instructions)                                                             (b) [ ]
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                           [ ]
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                         New York
-----------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                         1,528,416
          Beneficially              -----------------------------------------------------------
         Owned by Each              8.      Shared Voting Power                               0
          Reporting                 -----------------------------------------------------------
         Person With                9.      Sole Dispositive Power                    1,528,416
                                    -----------------------------------------------------------
                                    10.     Shared Dispositive Power                         0
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                               1,528,416
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                  [ ]
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                17.6%
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                         PN
-----------------------------------------------------------------------------------------------







                                                              Page 4 of 6 Pages




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          This Amendment No. 10 modifies and supplements the Schedule 13D of the
Reporting Persons with respect to the securities of Lazare Kaplan International Inc. ("LKI"). Except to the extent amended and supplemented by the information contained in this Amendment No. 10, such Schedule 13D, as heretofore amended, remains in full force and effect. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Maurice Tempelsman is the record owner of 1,730,409 shares of Common Stock. Mr. Tempelsman is deemed to own beneficially the 1,528,416 shares of Common Stock owned of record by Leon Tempelsman & Son, a New York limited partnership of which the Maurice Tempelsman and Leon Tempelsman are the general partners ("LTS"), 38,333 shares of Common Stock which are the subject of currently exercisable options granted to Mr. Tempelsman pursuant to the 1997 Plan and the 1,180,000 shares of Common Stock subject to an irrevocable proxy (the "Proxy") from Fifth Avenue. The Proxy is effective until the earlier of
(i) January 18, 2010, (ii) the date on which neither Maurice Tempelsman nor Leon Tempelsman shall be the Chief Executive Officer or the President or the Chairman of LKI possessing managerial control over LKI's operations, subject to the direction of the Board of Directors of LKI or (iii) the date Fifth Avenue beneficially owns more Common Stock than Maurice Tempelsman and Leon Tempelsman in the aggregate. Mr. Tempelsman has sole power to vote all of the foregoing shares (except the 38,333 shares subject to currently exercisable options and the 1,180,000 shares subject to the Proxy), or an aggregate of 3,258,825 shares of Common Stock, shares voting power with Leon Tempelsman under the Proxy over 1,180,000 shares of Common Stock and has sole power to dispose of the 1,730,409 shares of Common Stock held by him of record, the 38,333 shares of Common Stock issued to him upon the exercise of his currently exercisable options and the 1,528,416 shares of Common Stock held by LTS, or an aggregate of 3,297,158 shares of Common Stock. On February 26, 2002, Maurice Tempelsman sold 180,000 shares of Common Stock to Fifth Avenue at $9.00 per share in a private transaction.

          Leon Tempelsman is the record owner of 77,000 shares of Common Stock. Mr. Tempelsman is deemed to own beneficially 2,240 shares held of record by his spouse, 34,641 shares held as custodian for his children, an aggregate of 58,841 shares held of record by his two sisters, 34,641 shares held of record by one of his sisters as custodian for her children and 1,600 shares held of record by his ex-brother-in-law, as to all of which shares Mr. Tempelsman has been granted a proxy. In addition, Mr. Tempelsman is deemed to own beneficially the 1,528,416 shares of Common Stock owned of record by LTS, 143,333 shares of Common Stock which are the subject of currently exercisable options granted to Mr. Tempelsman pursuant to the 1997 Plan and the 1,180,000 shares of Common Stock subject to the Proxy. Mr. Tempelsman has sole power to vote all of the foregoing shares (except the 143,333 shares subject to currently exercisable options and the 1,180,000 shares subject to the Proxy), or an aggregate of 1,737,379 shares of Common Stock, shares voting power with Maurice Tempelsman under the Proxy over 1,180,000 shares of Common Stock and has sole power to dispose of the 77,000 shares of Common Stock held by him of record, the 143,333 shares of Common Stock issued to him upon the exercise of his currently exercisable options and the 1,528,416 shares of Common Stock held by LTS, or an aggregate of 1,754,420 shares of Common Stock.

          Leon Tempelsman & Son, a New York limited partnership of which the Tempelsmans are the general partners ("LTS"), is the record owner of 1,528,416 shares of Common Stock representing 17.6% of the issued and outstanding shares of Common Stock of LKI.

          The foregoing percentages are based on an aggregate of 8,702,476 shares of Common Stock outstanding as of the date of this Schedule 13D. Maurice Tempelsman and Leon Tempelsman each disclaim beneficial ownership of the shares owned directly by the other.

          Except as set forth above, the Reporting Persons do not share with others the power to vote or to direct the vote of, or the power to dispose of or to direct the disposition of, any other shares of Common Stock.

          Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 9 of this
Schedule 13D.


                                                               Page 5 of 6 Pages





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Item 6. Contracts, Arrangements, Understandings or Relationships, with Respect to Securities of the Issuer.

          Except as described in Item 5 of this Amendment No. 10, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.


SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: April 2, 2002

                                      /s/ Maurice Tempelsman
                                      ---------------------------------------
                                          Maurice Tempelsman


                                      /s/ Leon Tempelsman
                                      ---------------------------------------
                                          Leon Tempelsman


                                  Leon Tempelsman & Son


                                  By: /s/ Maurice Tempelsman
                                      ---------------------------------------
                                          Maurice Tempelsman, General Partner


                                  By: /s/ Leon Tempelsman
                                      ---------------------------------------
                                          Leon Tempelsman, General Partner



                                                     Page 6 of 6 Pages